UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 16 June, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]                                                           For Immediate Release

16th  June 2011

ALLIED IRISH BANKS, P.L.C. ANNOUNCES THE RESULTS OF ITS OFFERS TO PURCHASE FOR CASH

any and all of its outstanding

£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030 (ISIN: XS0180778507)
(the "2030 Sterling Notes")

U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015 (ISIN: XS0197993875)
(the "2015 Dollar Notes")

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015 (ISIN: XS0208845924)
(the "2015 Euro Notes")

£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025 (ISIN: XS0214107053)
(the "2025 Sterling Notes")

€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017 (ISIN: XS0232498393)
(the "2017 Euro Floating Rate Notes")

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023 (ISIN: XS0368068937)
(the "2023 Sterling Notes")

£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435957682)
(the "2019 Sterling Notes")

€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435953186)
(the "2019 Euro Notes")

€419,070,000 10.75 per cent. Subordinated Notes due 2017 (ISIN: XS0498532117)
(the "2017 Euro Notes")

U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017 (ISIN: XS0498530178)
(the "2017 Dollar Notes")

£1,096,645,000 11.50 per cent. Subordinated Notes due 2022 (ISIN: XS0498531069)

(the "2022 Sterling Notes")

€200,000,000 Perpetual Subordinated Callable Step-Up Notes (ISIN: XS0100325983)
(the "Perpetual Euro Notes")

£400,000,000 Perpetual Callable Step-Up Subordinated Notes (ISIN: XS0227409629)
(the "Perpetual Sterling Notes")

€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments (ISIN: XS0120950158)
(the "Perpetual RCIs")

U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes (ISIN: IE0000189625)
(the "Perpetual Dollar Notes" and, together with the 2030 Sterling Notes, the 2015 Dollar Notes, the 2015 Euro Notes, the 2025 Sterling Notes, the 2017 Euro Floating Rate Notes, the 2023 Sterling Notes, the 2019
Sterling Notes, the 2019 Euro Notes, the 2017 Euro Notes, the 2017 Dollar Notes, the 2022 Sterling Notes, the
Perpetual Euro Notes, the Perpetual Sterling Notes and the Perpetual RCIs, the "Notes")

and

any and all of the outstanding

AIB UK I LP €1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative
Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0208105055)
(the "AIB UK I PPS")

AIB UK 2 LP €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative
Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0257734037)
(the "AIB UK 2 PPS")

AIB UK 3 LP £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative
Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0257571066)

(the "AIB UK 3 PPS" and, together with the AIB UK I PPS and the AIB UK 2 PPS, the "PPS")

ALLIED IRISH BANKS, P.L.C. AND AIB G.P. No. 1 LIMITED ANNOUNCE THE RESULTS OF THE MEETINGS OF HOLDERS OF THE ABOVE NOTES AND PPS

On 13 May 2011, Allied Irish Banks, p.l.c. (the "Bank") announced that it was inviting all holders of the Notes (subject to the invitation restrictions set out in the Tender and Consent Memorandum (as defined below)) to (i) tender any and all of the Notes for purchase by the Bank for cash, and (ii) consent (the "AIB Consent Invitation") to certain modifications of the terms of the Notes (together, the "AIB Offer").

The Bank also announced that it was inviting holders (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to tender any and all of the PPS for purchase by the Bank for cash.

In addition on the same date, AIB G.P. No. 1 Limited ("AIB GP") announced that it was inviting all holders of the PPS (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to consent (the "LP Consent Invitation" and together with the AIB Consent Invitation, the "Consent Invitations" and each a "Consent Invitation") to certain modifications of the terms of the PPS (together with the Bank's invitation to such holders, the "LP Offer" and together with the AIB Offer, the "Offers" and each an "Offer").

The Offers were made upon the terms and subject to the conditions contained in the tender and consent memorandum dated 13 May 2011 (the "Tender and Consent Memorandum").

In conjunction with the invitation to tender any and all of the Notes or PPS, as applicable, each of the Bank (in respect of the Notes) and AIB GP (in respect of the PPS) invited holders of each Series of Notes and PPS (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to consider, and, if thought fit, pass, the relevant Extraordinary Resolution (each an "Extraordinary Resolution") in relation to certain modifications of the terms of each Series of the Notes and/or PPS (and the guarantees in respect of the PPS) as further described in the Tender and Consent Memorandum.

This announcement is made in accordance with the Tender and Consent Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender and Consent Memorandum.

The Bank hereby announces the aggregate nominal amount of each Series of Notes (other than the 2015 Euro Notes, the 2023 Sterling Notes and the 2017 Euro Notes, together the "Delayed Settlement Notes") and PPS accepted for purchase pursuant to the relevant Offer.

The Bank and AIB GP announce whether the Extraordinary Resolutions in relation to each Series of Notes (other than the Delayed Settlement Notes) and PPS have passed.

Description of the Notes	Common code/ISIN	Outstanding nominal amount prior to settlement of the AIB Offer	Aggregate nominal amount of Notes accepted for purchase	Results of the Extraordinary Resolutions in respect of the Notes
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	018077850/ XS0180778507	£145,000	£145,000	Passed
U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	019799387/ XS0197993875	U.S.$39,316,000	U.S.$38,359,000	Passed
£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	021410705/ XS0214107053	£1,261,000	£125,000	Not passed
€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	023249839/ XS0232498393	€75,215,000	€49,930,000	Meeting adjourned for want of a quorum
£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595768/ XS0435957682	£215,963,000	£41,103,000	Not passed
€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595318/ XS0435953186	€628,448,000	€588,498,000	Passed
U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	049853017/ XS0498530178	U.S.$108,105,000	$93,510,000	Passed
£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	049853106/ XS0498531069	£385,344,000	£384,294,000	Passed
€200,000,000 Perpetual Subordinated Callable Step-Up Notes	010032598/ XS0100325983	€53,793,000	€53,515,000	Passed
£400,000,000 Perpetual Callable Step-Up Subordinated Notes	022740962/ XS0227409629	£58,608,000	£58,558,000	Passed
€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments	0120950515/ XS0120950158	€240,435,000	€229,509,000	Passed
U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes	001056093/ IE000018962	U.S.$100,000,000	$98,980,000	Passed

Description of the PPS	Common code/ISIN	Outstanding nominal amount prior to settlement of the LP Offer	Aggregate nominal amount of PPS validly tendered	Results of the Extraordinary Resolutions in respect of the PPS
AIB UK I LP €1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	020810505/ XS0208105055	€191,398,000	€187,390,000	Passed
AIB UK 2 LP €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	025773403/ XS0257734037	€95,041,000	€94,624,000	Passed
AIB UK 3 LP £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	025757106/ XS0257571066	£36,728,000	£36,728,000	Passed

Payment of the Purchase Price in respect of Notes (other than the Delayed Settlement Notes) and PPS validly tendered in the relevant Offer and accepted for purchase is expected to be made on Friday, 17 June 2011.

GENERAL

Holders are advised to read carefully the Tender and Consent Memorandum for full details of, and information on, the Offers. Requests for information in relation to the Offers should be directed to the Dealer Manager:

THE DEALER MANAGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

For information by telephone:
+44 (0) 20 7779 2468
Attention: Ryan O'Grady - FIG Syndicate
Email: ryan.ogrady@jpmorgan.com

For information by telephone:
+44 (0) 20 7777 1333
Attention: Sebastien Bamsey - Liability Management
Email: sebastien.m.bamsey@jpmorgan.com

Requests for information, documents or materials relating to the Offers should be directed to the Tender and Tabulation Agent:

THE TENDER AND TABULATION AGENT
Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

For information by telephone: +44 20 7704 0880
For information by facsimile: +44 20 7067 9098
Attention: Yves Theis / David Shilson
Email: aib@lucid-is.com

This announcement must be read in conjunction with the Tender and Consent Memorandum.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Notes or PPS.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 16 June, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.